UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 26, 2021

CC NEUBERGER PRINCIPAL HOLDINGS I
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39272 (Commission File Number)	98-1526024 (IRS Employer Identification No.)

200 Park Avenue, 58th Floor

New York, New York 10166
(Address of principal executive offices, including Zip Code)

(212) 355-5515
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	PCPL.U	New York Stock Exchange
Class A ordinary shares included as part of the units	PCPL	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PCPL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Item 8.01 Other Events

As previously disclosed, on October 14, 2020, CC Neuberger Principal Holdings I (“CCNB1”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with E2open Holdings, LLC (“E2open”), among others. A copy of the Business Combination Agreement was attached as Exhibit 2.1 to CCNB1’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 15, 2020.

 Following the entry into the Business Combination Agreement, CCNB1 received a letter (the “Shareholder Letter”) from a purported shareholder of CCNB1 claiming certain allegedly material omissions in its preliminary proxy statement/prospectus filed on November 9, 2020 (as amended, the “Proxy Statement”) in connection with the transactions contemplated by the Business Combination Agreement (together, the “Business Combination”).

While CCNB1 believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the plaintiff’s disclosure claims in the Shareholder Letter, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, CCNB1 has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, CCNB1 specifically denies all allegations in the Shareholder Letter that any additional disclosure was or is required. CCNB1 believes the Shareholder Letter is without merit.

Supplemental Disclosures to Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the third paragraph under the heading “Background of the Business Combination” on page 175 of the Proxy Statement.

On October 12, 2020, the CCNB1 Board met, together with representatives of K&E and Maples & Calder, Cayman Islands counsel to CCNB1 (“Maples”), to review the terms of the proposed Business Combination with E2open. CCNB1’s management reviewed the business and financial terms of the transaction and representatives of Maples reviewed the CCNB1 Board’s fiduciary duties from a Cayman Islands law perspective and representatives of K&E reviewed the terms of the proposed final definitive transaction documentation. The CCNB1 Board also reviewed proposed resolutions which would be adopted by the CCNB1 Board in order to approve the entry into the Business Combination Agreement and related transactions. The CCNB1 Board determined that it was in the best interests of CCNB1 to proceed with executing a transaction on the terms discussed and based on the documents reviewed, and authorized CCNB1’s management to finalize the documentation, subject to final approval of the CCNB1 Board. On October 13, 2020, the CCNB1 Board received updated versions of the final transaction documents. Based on the factors cited in “— CCNB1 Board’s Reasons for the Approval of the Business Combination,” on October 13, 2020, the CCNB1 Board unanimously adopted resolutions by written consent (i) determining that it is in the best interests of CCNB1 and its shareholders for CCNB1 to enter into the Business Combination Agreement, the Sponsor Side Letter Agreement, the Subscription Agreements, the FPA Side Letter, and the Backstop Agreement, (ii) adopting the Business Combination Agreement, the Sponsor Side Letter Agreement, the Subscription Agreements, the FPA Side Letter, and the Backstop Agreement and approving CCNB1’s execution, delivery and performance of the same and the consummation of the transactions contemplated by the Business Combination Agreement, including the entry into the ancillary agreements, and (iii) approving the filing of the registration statement of which this proxy statement/prospectus forms a part with the SEC subject, in each case, to changes to the Business Combination and documentation related thereto acceptable to the officers of CCNB1. In connection with the consummation of the Business Combination, Goldman Sachs will be entitled to deferred underwriting compensation as set forth in the registration statement for CCNB1’s IPO, which closed on April 28, 2020, and Goldman Sachs and Morgan Stanley will be entitled to customary fees in connection with the PIPE Investment, with payment due at, and conditioned upon the Closing; in addition, Goldman Sachs and Morgan Stanley have also performed various services to certain of the parties to the Business Combination Agreement and their affiliates in the past.

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The following disclosure replaces the fifth paragraph under the heading “Background of the Business Combination” on page 174 of the Proxy Statement.

Between September 19, 2020 and October 14, 2020, K&E and Willkie exchanged revised drafts of the Business Combination Agreement and the related ancillary agreements, including the Third Amended and Restated Limited Liability Company Agreement, the Proposed Organizational Documents, the Investor Rights Agreement, the Tax Receivable Agreement, the Backstop Agreement and the FPA Side Letter, and engaged in negotiations of such documents and agreements. The various drafts exchanged reflected the parties’ negotiations on, among other things, the consideration structure, the components to be included in calculation of the consideration to be paid under the Business Combination Agreement, certain risk allocation points, closing conditionality, the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement, post-closing governance matters, additional equity financing in the period prior to closing, and the scope of registration rights. Over the same period of time, the representatives and advisors for CCNB1 and E2open held numerous conferences calls and came to agreement on the outstanding issues. The Proposed Organizational Documents reflected the material governance provisions previously agreed upon by the parties, and minimal revisions were made by Willkie to the initial drafts thereof from K&E. Over the same period of time, representatives of CCNB1 and E2open also discussed the composition of the board of the combined Company. Two current directors of CCNB1, Chinh E. Chu and Eva F. Huston, will serve as directors of the combined Company post-Closing. No current officers of CCNB1 will serve as officers of the combined Company and the current officers of CCNB1 will not otherwise be employees of the combined Company, upon consummation of the Business Combination, and the directors (other than Chinh E. Chu and Eva F. Huston) and officers of CCNB1 each will resign as a director and/or officer of CCNB1, as applicable, in connection with the Closing.

The following disclosure replaces the first paragraph under the heading “Background of the Business Combination” on page 172 of the Proxy Statement.

After the IPO, CCNB1 evaluated a number of potential targets, including both privately held companies and assets or divisions owned by publicly traded companies. Of those potential targets, CCNB1 conducted additional due diligence and/or had discussions with 10, and entered into non-disclosure agreements with three. Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions. CCNB1 primarily focused its search on businesses that could benefit from its founders’ and management team’s experience in the financial, technology and business services sectors, and the other factors described in its prospectus related to the IPO.

General Meeting Dial-in Information

As previously announced, the extraordinary general meeting of CCNB1 shareholders (the “General Meeting”) will be held on Thursday, February 2, 2021 at 9:00 a.m., New York City Time. On January 26, 2021, CCNB1 issued a press release announcing that, due to the public health and safety concerns related to the coronavirus (COVID-19) pandemic and recommendations and orders from federal and New York authorities, the General Meeting will be held remotely by teleconference. The purpose of the General Meeting is to vote on certain proposals relating to the previously announced Business Combination Agreement. A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K.

The General Meeting will be accessible by dialing (833) 795-0481 (toll free-North America) or (209) 940-8500 (International). Shareholders will be able to ask questions to CCNB1’s management via the conference line.

All information about the General Meeting, including the definitive proxy statement, is available at https://www.cstproxy.com/ccneubergerprincipalholdingsi/sm2021.

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Additional Information

CCNB1 has filed, and the SEC has declared effective, a registration statement on Form S-4 containing a definitive proxy statement/prospectus of CCNB1 relating to the proposed Business Combination. CCNB1 has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors, CCNB1’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with CCNB1’s solicitation of proxies for the General Meeting to be held to approve the Business Combination as these materials will contain important information about E2open and CCNB1 and the proposed Business Combination. The definitive proxy statement/prospectus has been mailed to the shareholders of CCNB1 as of the record date of December 23, 2020; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders are also able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, NY 10166.

Participants in the Solicitation

CCNB1 and its directors and executive officers may be deemed participants in the solicitation of proxies from CCNB1's shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in CCNB1 is contained in the definitive proxy statement, which was filed with the SEC and is available free of charge at the SEC's website at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, NY 10166.

E2open and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CCNB1 in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is included in the definitive proxy statement/prospectus for the Business Combination.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or CCNB1’s or E2open’s future financial or operating performance. For example, projections of future growth, financial performance, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CCNB1 and its management, and E2open and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against CCNB1, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB1, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of E2open as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that E2open or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) E2open’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CCNB1’s final prospectus relating to its initial public offering, dated April 23, 2020, subsequent quarterly reports on form 10-Q and definitive proxy statement, filed with the SEC on January 12, 2021 in connection with the Business Combination.

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Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CCNB1 nor E2open undertakes any duty to update these forward-looking statements.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCNB1 or E2open, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are filed with this Current Report on Form 8-K.

Exhibit No.	Description
99.1	Press Release, dated January 26, 2021

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CC NEUBERGER PRINCIPAL HOLDINGS I

Date: January 26, 2021	By:	/s/ Matthew Skurbe
	Name:	Matthew Skurbe
	Title:	Chief Financial Officer

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